UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-U
CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): March 24, 2022 (March 11, 2022)
ARRIVED HOMES, LLC
(Exact name of issuer as specified in its charter)
Delaware	85-2046587
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
500 Yale Avenue North Seattle, WA 98109
(Full mailing address of principal executive offices)
(814)-277-4833
(Issuer’s telephone number, including area code)

www.arrivedhomes.com
(Issuer’s website)
Arrived Homes Series Lierly; Arrived Homes Series Soapstone; Arrived Homes Series Patrick; Arrived Homes Series Pecan; Arrived Homes Series Plumtree; Arrived Homes Series Chaparral; Arrived Homes Series Splash; Arrived Homes Series Salem; Arrived Homes Series Tuscan; Arrived Homes Series Malbec; Arrived Homes Series Pinot; Arrived Homes Series Mojave; Arrived Homes Series Wentworth; Arrived Homes Series Cupcake; Arrived Homes Series Luna; Arrived Homes Series Kingsley; Arrived Homes Series Shoreline; Arrived Homes Series Holloway; Arrived Homes Series Badminton; Arrived Homes Series Eastfair; Arrived Homes Series Centennial; Arrived Homes Series Basil; Arrived Homes Series Lallie; Arrived Homes Series Spencer; Arrived Homes Series Summerset; Arrived Homes Series Dewberry; Arrived Homes Series Roseberry; Arrived Homes Series Windsor; Arrived Homes Series Amber; Arrived Homes Series Bayside; Arrived Homes Series Coatbridge; Arrived Homes Series Collinston; Arrived Homes Series Dawson; Arrived Homes Series Elevation; Arrived Homes Series Elm; Arrived Homes Series Forest; Arrived Homes Series Holland; Arrived Homes Series Jupiter; Arrived Homes Series Lennox; Arrived Homes Series Lily; Arrived Homes Series Limestone; Arrived Homes Series Meadow; Arrived Homes Series Odessa; Arrived Homes Series Olive; Arrived Homes Series Ridge; Arrived Homes Series River; Arrived Homes Series Saddlebred; Arrived Homes Series Saturn; Arrived Homes Series Sugar; Arrived Homes Series Weldon; Arrived Homes Series Westchester; Arrived Homes Series Bandelier; Arrived Homes Series Butter; Arrived Homes Series Davidson; Arrived Homes Series Diablo; Arrived Homes Series Dolittle; Arrived Homes Series Ensenada; Arrived Homes Series Grant; Arrived Homes Series KerriAnn; Arrived Homes Series Matchingham; Arrived Homes Series McLovin; Arrived Homes Series Murphy; Arrived Homes Series Oly; Arrived Homes Series Ribbonwalk; Arrived Homes Series Rooney; Arrived Homes Series Scepter; Arrived Homes Series Sigma; Arrived Homes Series Vernon; Arrived Homes Series Avebury; Arrived Homes Series Chelsea; Arrived Homes Series Hadden; Arrived Homes Series Hollandaise; Arrived Homes Series Otoro; Arrived Homes Series Terracotta

(Title of each class of securities issued pursuant to Regulation A)

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Item 4. Changes in Issuer's Certifying Accountant
On March 11, 2022, Arrived Homes, LLC (the “Company”) dismissed Artesian CPA, LLC as the Company’s independent auditor. The decision to change independent auditor was approved by the Company’s Board of Directors.
During the period from July 13, 2020 (inception) through December 31, 2020, Artesian CPA, LLC's reports on the Company’s financial statements did not contain an adverse opinion or disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope or accounting principles.
During the period from July 13, 2020 (inception) through December 31, 2020, the fiscal year ended December 31, 2021, and the subsequent interim period through March 11, 2022, (i) there were no disagreements between the Company and Artesian CPA, LLC on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which, if not resolved to the satisfaction of Artesian CPA, LLC, would have caused Artesian CPA, LLC to make reference to the subject matter of the disagreement in connection with its report on the Company’s financial statements and (ii) there were no reportable events as described in paragraph (a)(1)(v)(A) through (D) of Item 304 of Regulation S-K.
The Company has provided Artesian CPA, LLC with a copy of the foregoing disclosure and requested that Artesian CPA, LLC furnish the Company with a letter addressed to the Securities and Exchange Commission stating whether or not it agrees with such disclosure. A copy of the letter from Artesian CPA, LLC addressed to the Securities and Exchange Commission dated as of March 11, 2022 is filed as Exhibit 9.1 to this Current Report on Form 1-U.
On March 11, 2022, the Company appointed Morison Cogen LLP as the Company’s independent auditor for the Company’s fiscal year ended December 31, 2021.
During the period from July 13, 2020 (inception) through December 31, 2020, the fiscal year ended December 31, 2021, and the subsequent interim period through March 11, 2022, neither the Company nor anyone acting on its behalf consulted with Morison Cogen LLP regarding (i) the application of accounting principles to a specified transaction either completed or proposed or the type of audit opinion that might be rendered on the Company’s financial statements, and neither a written report nor oral advice was provided that Morison Cogen LLP concluded was an important factor considered by the Company in reaching a decision as to the accounting, auditing or financial reporting issue, or (ii) any matter that was either the subject of a disagreement as described in Item 304(a)(1)(iv) of Regulation S-K and the related instructions or a reportable event as described in Item 304(a)(1)(v) of Regulation S-K.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARRIVED HOMES, LLC

By:	Arrived Holdings, Inc., its managing member

By:	/s/ Ryan Frazier
Name: Ryan Frazier
Title: Chief Executive Officer

Index to Exhibits

Exhibit No.	Description

9.1	Letter from Artesian CPA, LLC